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RECEIVED

2006 SEP -6 P 2:23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3628
Washington, D.C. 20549

06016552

Reykjavik, 31 August 2006
File no. 90-06-0243

PROCESSED

SEP 08 2006

THOMSON FINANCIAL

SUPPL

Re: Actavis Group hf. (File No. 82-34959)
Submission Pursuant to Rule 12g3-2(b)(iii)

Ladies and Gentlemen:

By letter dated February 13, 2006, a submission to the Securities and Exchange Commission (the "SEC") was made on behalf of Actavis Group hf. (the "Company") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents in order to maintain the Company's exemption and to comply with the requirements of Rule 12g3-2(b)(1)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

The information set forth below is a summary of documentation which the Company has made public pursuant to Icelandic law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed (or made available for distribution) to its securities holders:

1. News release (31 August, 2006): Actavis Group hf. announces it has raised its offer for PLIVA to HRK 795. (enclosed).

If the SEC has any questions or requires any further information, please contact the undersigned at +354 5 400 300. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me by fax. The number is +354 5 400 301.

Sincerely yours,
On behalf of Actavis Group

Höskuldur Eiriksson

Höskuldur Eiriksson, associate
On behalf of Ólafur Arinbjörn Sigurðsson, attorney
LOGOS legal services

JW 9/6

Actavis Raises Offer for PLIVA to HRK 795 31.8.2006 13:00:57

Flokkur: Fyrirtækjafréttir Prenta

Reykjavik, Iceland, 31 August 2006 - Actavis Group (ICEX: ACT), the international generic pharmaceutical company, today announces that it has increased its offer to acquire the Croatian pharmaceutical company, PLIVA d.d (LSE: PLVD; ZSE: PLVA-R-A), to HRK795 per share in cash. The revised offer represents an increase of 10.0% over Actavis' previous offer of HRK 723 per share and is 7.0% higher than the competing offer of HRK743 per share made for PLIVA by Barr Pharmaceuticals Inc. The increased offer values the total issued share capital of PLIVA at approximately US $2.5 billion. In addition, Actavis also confirms that it now controls a total of 20.8% of PLIVA's share capital through a combination of share ownership and options to acquire shares.

Under the terms of Actavis' increased offer, PLIVA shareholders will receive HRK795 per share in cash, in addition to the HRK12 per share dividend determined by PLIVA, representing a total cash payment of HRK807 per share. The funds required for Actavis' offer are fully committed through financing arranged by Actavis' bankers, JP Morgan, HSBC, UBS and Landsbanki consist of a mixture of equity, loan facilities and a preferred security. In connection with the offer, Actavis has also secured shareholder approval for an equity increase of 300 million shares.

The Board of Actavis believes that its revised offer represents a full and fair price for PLIVA and provides PLIVA shareholders with an immediate and tangible return on their investment. In addition, the Actavis offer provides the following significant economic and industrial benefits for PLIVA's business and for the Croatian economy:

- Actavis intends PLIVA's Zagreb headquarters to become a central part of the combined business, responsible for overseeing the enlarged Group's operations in Central and Eastern Europe.
- Actavis plans to consolidate its manufacturing facilities worldwide and transfer production to Croatia from other existing sites to take advantage of the high-skilled manufacturing environment and lower costs. As a consequence, Actavis plans to maintain and further expand PLIVA's production facilities in Croatia, as well as to increase PLIVA's present production utilization levels. This will facilitate the creation of additional jobs in Croatia, bringing significant benefits to the local economy.
- Actavis intends to preserve and develop the PLIVA brand in all of its key markets and does not intend to divest any of the existing PLIVA operations.
- Actavis is planning additional investment in PLIVA's research, development and production facilities and considers the role of PLIVA employees and management critical for the realization of its business strategy. The combination with Actavis will enable PLIVA employees to develop professionally within Actavis' global footprint and benefit from Actavis' existing infrastructure.
- Actavis will seek a stock listing in Zagreb, as a means of encouraging continued support from the Croatian investment community.

Actavis believes that it is able to offer a significantly more attractive offer to PLIVA's stakeholders than has been presented by Barr, based on the following considerations:

- Actavis' sphere of operations has long included Central and Eastern Europe, and as such it has a thorough understanding and strong operating track record in these markets, which it will use to improve PLIVA's operating performance and bring growth to its business. In contrast, Barr has never operated outside of North America.
- Actavis has a broad existing infrastructure across both Western and Eastern Europe and through its combination with PLIVA will achieve critical mass in many markets where PLIVA's stand-alone businesses today have a relatively small presence. The achievement of critical mass is vitally important in managing the volatile pricing environment inherent in the European generic pharmaceutical market and will further enhance the enlarged Group's capability to do so.
- Actavis will be able to deliver its strong pipeline of over 300 products, far exceeding that of Barr, into PLIVA's distribution network, generating significant growth synergies for the enlarged Group. Further synergies can be gained from leveraging Actavis' extensive distribution network in Europe to sell PLIVA's portfolio of products.

- In contrast to Barr, Actavis has an excellent track record in acquiring and integrating businesses in the complex and heterogenous European generics market quickly and with a high degree of success. Actavis has successfully integrated more than 20 acquisitions in the last seven years.

Financial Impact of the Increased Offer
Actavis management believes that the combination of the two businesses can generate synergies of at least EUR50 million in 2007, EUR100 million in 2008 and the same amount each year thereafter. The impact of the increased offer on Actavis' earnings per share, prior to amortization of purchased intangibles, is expected to be neutral in 2007, positive in 2008 and strongly accretive from 2009 onwards Furthermore, management expects to see EBITDA margins to improve from 21-22% of revenue (the current guidance for Actavis in 2007) to 23% in the first full year of 2007.

HANFA Approval
The Croatian Financial Services Supervisory Board Agency (HANFA) has approved Actavis' increased offer and in accordance with Croatian Takeover Law, Actavis anticipates that its formal offer will be published in the Official Gazette and in major Croatian newspapers in the coming days. This will initiate the formal tender process, which takes a minimum of 30 days and up to 60 days from the date that a competing bid is approved for publication by HANFA. Completion of the tender offer is conditional only upon Actavis receiving acceptances that result in it holding more than 50% of PLIVA's outstanding issued share capital.

Commenting on today's announcement, Robert Wessman, CEO of Actavis, said:

"Our increased offer underlines our commitment to bringing PLIVA into the Actavis Group. We believe very strongly that the combination of our two businesses will create one of the most exciting companies in our industry and a solid platform from which to achieve substantial future growth.

"Our offer overwhelmingly represents the best option for all of PLIVA's stakeholders: shareholders will receive a full and fair return on their investment as well as an opportunity to reinvest in the new entity following our listing on the Zagreb Stock Exchange; employees will enjoy greater opportunities from our increased investment and by becoming part of a global Group with an excellent track record in integrating businesses and resolving operational issues; and the Croatian economy will benefit from the additional manufacturing and employment opportunities that we will bring to the region.

"We look forward to working with the Supervisory Board of PLIVA to bring about the combination of our businesses and building one of the world's leading generic pharmaceutical companies."

Enquiries:
Actavis Group
Halldor Kristmannsson
Vice President of Corporate Communications +354 840 3425 / +354 550 3300
E mail: hkristmannsson@actavis.com

Financial Dynamics - Europe
David Yates (London) + 44 207 269 7156
Charles Armitstead (New York) +1 917 496 3840

Edelman – North America and Europe
Nick Barron (London) +44 207 344 1561
Richard Myers (New York) +1 212 819 4807

About Actavis Group
Celebrating its 50th anniversary this year, Actavis is one of the world's leading generic pharmaceutical companies specializing in the development, manufacture and sale of generic pharmaceuticals. Based in Iceland, the company has operations in over 30 countries, with over 10,000 employees. The company's market cap is approximately EUR2.3bn (US$3 billion) and it is listed on the Iceland Stock Exchange. Actavis expects 2006 sales to total EUR1.4bn, with approximately one-third of these sales coming from the United States, the company's single largest market.

More information about Actavis can be found at www.actavis.com.